Exhibit 2.2

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF LEGION M ENTERTAINMENT, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

ONE: That at a meeting of the Board of Directors of Legion M Entertainment, Inc., resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting for the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article XI by adding the following sentence after the last sentence thereof:

"Notwithstanding the foregoing, this Article XI shall not apply to the extent that its application would violate any Federal law or regulation."

TWO: That holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted acting by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware, resolutions were adopted approving the amendments set forth herein.

THREE: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this _27th_ day of September, 2018.



Signed:
Printed Name: Paul Scanlan
Title: Chief Executive Officer

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